Exhibit 99.1

PRESS RELEASE

CENTOGENE Biodatabank Reveals Unique Genetic Variants in World's Largest Niemann-Pick Type C1 Disease Cohort

Results Published in European Journal of Human Genetics Demonstrate Unprecedented Insights to Accelerate Potential Treatment Options

•	Inclusion of 602 patients from 47 countries represents the world’s largest and most heterogeneous Niemann-Pick type C1 disease (NPC1) cohort

•	Study identified 287 unique pathogenic/likely pathogenic (P/LP) variants, 73 of which had never been described before

•	Data reveals novel genotype-phenotype associations and suggests utility of biomarker N-palmitoyl-O-phosphocholineserine (PPCS) to indicate disease severity and progression

•	NPC1 is a rare and fatal autosomal recessive disorder, with no effective treatment to date

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, July 12, 2023 (GLOBE NEWSWIRE) – CENTOGENE N.V. (Nasdaq: CNTG) (the “Company”), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced the publication of a landmark study titled, “At a glance: the largest Niemann-Pick type C1 cohort with 602 patients diagnosed over 15 years.” Recently published in the European Journal of Human Genetics, one of the world's leading medical genetic journals, the study represents the largest and most heterogeneous Niemann-Pick type C1 disease (NPC1) cohort, with 602 patients referred from 47 countries.

NPC1 is a rare and severe autosomal recessive disorder, characterized by a range of neurovisceral clinical manifestations and a fatal outcome with no effective treatment to date. To gain a deeper understanding of the disease, researchers carried out an analysis using the CENTOGENE Biodatabank, which included clinical, genetic, and biomarker data from NPC1 patients from the past 15 years. The study's findings reveal groundbreaking insights into the clinical and metabolic patterns of NPC1 disease.

“The publication of this landmark study marks a pivotal moment in our understanding of Niemann-Pick type C1 disease patients,” said Professor Peter Bauer, CENTOGENE’s Chief Medical and Genomic Officer. “We believe that data enables us to better understand a disease with very diverse symptoms and clinical courses, and this study puts us on the right path to identifying potential therapeutic strategies with pharma partners.”

The analysis of the data captured in the CENTOGENE Biodatabank revealed 287 unique Pathogenic/Likely Pathogenic (P/LP) variants, with 73 having not been described previously. Additionally, researchers identified variant-linked patterns of symptoms and manifestations by leveraging Human Phenotype Ontology (HPO) terms. Furthermore, these results suggest that in addition to its utility to classify and report variants, the biomarker N-palmitoyl-O-phosphocholineserine ((PPCS), formerly known as lyso-SM-509), might serve to indicate disease severity/progression. In analyzing the data, CENTOGENE was able to establish novel genotype-phenotype relationships and illustrate the value of combined genetic and biomarker testing to diagnose and increase the understanding of NPC1.

“The study results are a perfect reflection of the significance of data and establishing a holistic diagnosis,” adds Dr. Aida Bertoli-Avella, Head of Research Data Analysis at CENTOGENE. “By assembling the world's largest NPC1 cohort, we have gained unprecedented insights that will fuel further research, clinical development, and ultimately, improved patient outcomes.”

To read the full study, visit: https://link.centogene.com/npc1-publication

About the Study

The genetic diagnosis of the 602 patients from 47 countries was established using a combination of genetic and biomarker testing, alongside Human Phenotype Ontology (HPO) terms. In doing so, CENTOGENE conﬁrmed the high allelic heterogeneity of NPC1 with 287 unique Pathogenic/Likely Pathogenic (P/LP) variants being identiﬁed. Seventy-three of these were novel, unpublished causative variants. This high number of novel variants is likely due to the inclusion of patients from populations that are usually underrepresented in scientiﬁc literature and public genetic databases, such as Africa, the Middle East, and Latin America.

To date, this is the largest dataset described for NPC1, with other large cohorts including a study from the United Kingdom that describes 114 patients, a study from the International Niemann-Pick Disease Registry (INPDR) describing 97 patients having NPC1 variants, and a study describing 105 NPC1 patients from Italy.

To read more about the study published in the European Journal of Human Genetics, visit: https://link.centogene.com/npc1-publication

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 750,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 275 peer- reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward- looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com